                                                                    Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE

                   FRISCO BAY ANNOUNCES THIRD QUARTER RESULTS

Montreal, December 10, 2003 -- Frisco Bay Industries Ltd. (NASDAQ: FBAY), a leading international provider of integrated security and financial transaction processing systems, today announced its operating results for the period ended October 31, 2003. Revenues for the quarter increased by 4% to C$13,385,393 compared to C$12,811,234 recorded in the corresponding period of the previous year. For the first nine months of the year, revenues were C$38,083,740 compared to C$38,265,369 in the same period last year. Service revenues for the nine months were 30% higher than the previous year as a result of the continued growth in the Company's recurring revenue base. The decrease in product sales was due to reduced capital spending in Canada particularly in the first half of the year.

EBITDA - Earnings before interest, income taxes and amortization - for the quarter ended October 31, 2003 increased by 22% to C$1,958,863, the highest in Corporate history, due to higher revenues and improved margins. EBITDA for the nine months ended October 31, 2003 was 4% higher than the previous year primarily due to increased proportion of higher-margin recurring services revenues.

Net earnings for the quarter ended October 31, 2003 were C$975,526, or C$0.37 (US$0.28) per share, compared to C$903,924, or C$0.38 (US$0.25) per share, in the same period last year. Net earnings generated for the nine months ended October 31, 2003 totaled C$2,082,287, or C$0.78 (US$0.60) per share, versus net earnings of C$2,680,682, or C$1.13 (US$0.73) per share, in the corresponding period of the previous year. Reductions in net earnings were the result of a higher effective income tax rate (33% this year versus 23% last year) as well as increased amortization expense. Reduction in earnings per share was also impacted by the higher number of shares outstanding this year (2,668,691) versus last year (2,375,063) as a result of the private placement in June 2003 and options exercised during the year.

"Third quarter saw an increase in new product orders and this activity has gained momentum," stated Barry Katsof, Chairman and Chief Executive Officer. "As a result, the fourth quarter has the potential to be our largest revenue producing quarter in the history of the Company. This momentum is also having a positive effect on our backlog for next year. For our next fiscal year, our backlog is at record levels, approximately double what it was at this time last year", concluded Katsof.

Frisco Bay Industries Ltd. is an international provider of security systems and equipment for financial institutions, government agencies and major industrial corporations. The Company markets its products throughout Canada, the United States and Latin America where it is recognized as an expert in integrated security solutions.

The financial information for the current year presented in this release is expressed in Canadian dollars (C$1.00 = US$0.76). Comparative financial information for prior periods is expressed in Canadian dollars at the rate then in effect.

Contacts:         Barry Katsof or Robert Gagnon
                  Frisco Bay Industries Ltd.  Tel. 514-738-7300
                  E-Mail: robertg@friscobay.com

For further information on Frisco Bay visit our web site at:
http://www.friscobay.com

Statements made in this press release, other than historical financial results, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements express the current beliefs and expectations of Frisco Bay's management group about the Company's future results and performance. However, they are subject to a number of known and unknown risks that could cause actual results to differ materially from those projected or implied in forward-looking statements. These risks and uncertainties are described in detail from time to time in the Company's filings with the Securities and Exchange Commission.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

----------------------------------------------------------------------------------------------------------------
    QUARTER          QUARTER                                                       NINE MONTHS     NINE MONTHS
     ENDED            ENDED                                                           ENDED           ENDED
  OCTOBER 31,        OCTOBER 31,                                                   OCTOBER 31,     OCTOBER 31,
     2003              2002                    In Canadian dollars                    2003           2002
       $                $                                                               $               $
----------------------------------------------------------------------------------------------------------------
                                                     REVENUES
      7,496,501       8,387,142                      Products                        21,177,690     25,267,126
      5,888,892       4,424,092                  Services (Note)                     16,906,050     12,998,243
----------------------------------------------------------------------------------------------------------------

     13,385,393      12,811,234                   Total revenues                     38,083,740     38,265,369
----------------------------------------------------------------------------------------------------------------

                                                COSTS AND EXPENSES
      4,644,629       5,925,449                 Costs of products                    14,034,247     17,597,149
      3,719,325       2,644,214                 Costs of services                    10,358,813      7,784,070
      3,062,576       2,633,939        Selling, general and administrative            8,955,959      8,330,517
----------------------------------------------------------------------------------------------------------------

     11,426,530      11,203,602                                                      33,349,019     33,711,736
----------------------------------------------------------------------------------------------------------------
                                       EBITDA - Earnings before interest,
      1,958,863       1,607,632           income taxes and amortization               4,734,721      4,553,633
----------------------------------------------------------------------------------------------------------------

        424,816         310,991                    Amortization                       1,372,259        888,874
         70,062          50,521             Interest and bank charges                   266,287        185,235
----------------------------------------------------------------------------------------------------------------

        494,878         361,512                                                       1,638,546      1,074,109
----------------------------------------------------------------------------------------------------------------

      1,463,985       1,246,120            Earnings before income taxes               3,096,175      3,479,524

        488,459         342,196             Provision for income taxes                1,013,888        798,842

----------------------------------------------------------------------------------------------------------------
        975,526         903,924                    Net earnings                       2,082,287      2,680,682

       (704,938)     (3,001,267)           Deficit, beginning of period              (1,637,944)    (4,778,025)
             --             --     Share issuance costs, net of income taxes           (173,755)            --
----------------------------------------------------------------------------------------------------------------
        270,590      (2,097,343)    Retained earnings (deficit), end of period          270,590     (2,097,343)
----------------------------------------------------------------------------------------------------------------

           0.37            0.38           Net earnings per share - basic                   0.78           1.13
           0.35            0.37       Net earnings per share - fully diluted               0.76           1.09


NOTE: Services Revenues and Costs of services were both understated by $773,403 for the six months ended July 31, 2003 as a result of costs being applied against revenues by error. The above statement reflects the retroactive adjustment. In addition, certain comparative figures have been restated to conform to the current presentation.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

In Canadian dollars                                                                    AS AT                AS AT
                                                                            OCTOBER 31, 2003     JANUARY 31, 2003
                                                                                           $                    $
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash - operations                                                                    200,378              813,644
Cash - in circulation in automated teller machines                                 8,157,358            2,176,445
Marketable securities                                                              3,083,981            3,274,104
Accounts receivable and other assets                                              10,110,730           10,485,470
Inventories                                                                        5,581,509            5,265,412
Costs and estimated earnings in excess of billings                                   768,570              339,151
Future income taxes                                                                  156,888              162,000
-------------------------------------------------------------------------------------------------------------------

                                                                                  28,059,414           22,516,226
-------------------------------------------------------------------------------------------------------------------

Loans receivable, controlling shareholders                                            73,020               73,020
Capital assets                                                                     8,280,799            4,768,743
Future income taxes                                                                  418,943                   --
Deferred charges                                                                     182,095              171,573
Goodwill (Note 2)                                                                  4,086,528               37,642
-------------------------------------------------------------------------------------------------------------------

                                                                                  41,100,799           27,567,204
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness - operations                                                       926,500              105,366
Bank indebtedness - cash in circulation in ATMs (Note 3)                           7,988,898            2,175,085
Accounts payable and accrued liabilities                                           6,865,499            6,327,432
Current maturity of obligations under capital leases                               1,024,467              953,846
Current portion of long-term debt (Note 3)                                         1,956,042              395,833
Deferred revenue                                                                   1,829,603            2,110,789
-------------------------------------------------------------------------------------------------------------------

                                                                                  20,591,009           12,068,351
-------------------------------------------------------------------------------------------------------------------
Obligations under capital leases                                                     234,827              631,666
Long-term debt (Note 3)                                                              336,457                   --
Deferred revenue                                                                     494,894              433,678

SHAREHOLDERS' EQUITY
Capital stock (Note 4)                                                            19,070,561           15,966,588
Contributed surplus                                                                  102,461              104,865
Retained earnings / (deficit)                                                        270,590           (1,637,944)
-------------------------------------------------------------------------------------------------------------------

                                                                                  20,509,791           14,433,509
-------------------------------------------------------------------------------------------------------------------

                                                                                  41,100,799           27,567,204
===================================================================================================================


FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
     QUARTER           QUARTER                                                        NINE MONTHS     NINE MONTHS
      ENDED             ENDED                                                            ENDED           ENDED
    OCTOBER 31,      OCTOBER 31,                                                      OCTOBER 31,     OCTOBER 31,
      2003               2002                      In Canadian dollars                     2003           2002
       $                 $                                                                $               $
-------------------------------------------------------------------------------------------------------------------

                                                 OPERATING ACTIVITIES
       975,526            903,924                    Net earnings                      2,082,287         2,680,682
                                               Items not affecting cash:
         5,112            104,000                 Future income taxes                      5,112           184,000
       454,875            299,032            Amortization of fixed assets              1,372,259           846,234
         9,277             11,959          Amortization of development costs              39,337            42,640
            --                 --   Amortization of goodwill and intangible assets            --                --
                                                       (note 2)
            --                 --         Loss on disposal of capital assets              12,399                --
-------------------------------------------------------------------------------------------------------------------
     1,444,790          1,318,915                                                      3,511,394         3,753,556
                                       Change in non-cash operating elements of
        38,020          1,889,306                   working capital                     (374,370)          414,307
-------------------------------------------------------------------------------------------------------------------

     1,482,810          3,208,221                                                      3,137,023         4,167,863
-------------------------------------------------------------------------------------------------------------------

                                                 FINANCING ACTIVITIES
    (1,013,404)        (1,597,480)          Bank indebtedness - operations               715,768        (2,700,000)
                                       Bank indebtedness - cash in circulation
       482,070            590,529                      in ATMs                         3,638,728         1,043,844
      (215,947)          (354,368)  Repayment of obligations under capital leases       (876,221)         (829,531)
            --            500,000    Increase in obligations under capital leases             --         1,253,049
            --                            Increase in long-term debt (note 3)          3,500,000
    (1,131,772)                         Repayment of long-term debt (note 3)          (3,673,441)
         4,263            284,114           Issue of common shares (note 4)            3,103,973           365,190
                                             Share issuance costs (note 4)              (275,802)
-------------------------------------------------------------------------------------------------------------------

    (1,874,790)          (577,205)                                                     6,133,005          (867,448)
-------------------------------------------------------------------------------------------------------------------

                                                 INVESTING ACTIVITIES
            --                            Acquisition of business (note 2)            (2,227,659)
       346,325                653                Marketable securities                   594,716           (21,390)
      (601,947)          (304,487)            Additions to fixed assets               (2,286,323)       (1,843,826)
            --                          Proceeds on disposal of capital assets            16,885
            --                              Additions to intangible assets                    --
-------------------------------------------------------------------------------------------------------------------

      (255,622)          (303,834)                                                    (3,902,381)       (1,865,216)
-------------------------------------------------------------------------------------------------------------------

      (647,602)         2,327,182             Increase (decrease) in cash              5,367,647         1,435,199
     9,005,338          1,072,979              Cash, beginning of period               2,990,089         1,964,962
-------------------------------------------------------------------------------------------------------------------

     8,357,736          3,400,161                 Cash, end of period                  8,357,736         3,400,161
-------------------------------------------------------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2003
(UNAUDITED)


Note 1 - Basis of presentation
These unaudited consolidated financial statements follow the same accounting policies as the most recent annual financial statements.

Note 2 - Acquisition of ATMS
On February 27, 2003, the Company effectively acquired, through a series of transactions, the remaining 50% interest in ATMS/Frisco Bay and Company, Limited Partnership ("ATMS"). As consideration for the aggregate purchase price of approximately $6,600,000, the company paid $3,700,000 in cash, assumed $1,000,000 of liabilities, incurred approximately $300,000 of acquisition costs and owes a balance of purchase price of approximately $1,600,000 to be paid out of internally generated cash flows over the next two years. The results of the remaining 50% interest in ATMS are included commencing February 1, 2003. This acquisition was accounted for using the purchase method. The following allocation of the purchase price reflects our estimate of fair value of the assets acquired and of the liabilities assumed.

           --------------------------------------------------------------------------------------------
           Current assets                                                                  $2,930,529
           --------------------------------------------------------------------------------------------
           Capital assets                                                                   2,627,276
           --------------------------------------------------------------------------------------------
           Deferred charges                                                                    49,858
           --------------------------------------------------------------------------------------------
           Goodwill                                                                         4,048,886
           --------------------------------------------------------------------------------------------
           Future income taxes                                                                321,274
           --------------------------------------------------------------------------------------------
           Current liabilities                                                             (3,323,267)
           --------------------------------------------------------------------------------------------
           Deferred revenue                                                                    (5,335)
           --------------------------------------------------------------------------------------------
           Long-term portion of capital lease obligations                                     (34,370)
           --------------------------------------------------------------------------------------------

Note 3 - Long-term debt
On February 19, 2003, the Company obtained a $3,500,000 term bank loan, in part, to finance the acquisition referred to in Note 2 above. The loan bears an annual interest at the bank's prime rate plus 0.875%, and is repayable over three years. The Company also has the right to prepay the term loan at any time. In July 2003, the Company prepaid $2,000,000 of the term loan. As security for the term loan and for the Company's current credit facility, the Company has pledged a $12,500,000 moveable hypothec on accounts receivable, inventories and other moveable property. The Company has also provided an assignment of fire insurance on the Company's assets and life insurance on the Company's executives. The terms of the banking agreement require the Company to comply with certain financial ratios.

On February 24, 2003, the Company obtained a $1,500,000 credit facility from a major Canadian financial institution to provide vault cash for automated teller machines. The demand loan bears interest at the bank's prime rate plus 0.25% and is secured by a letter of credit from the Company's principal bank. The terms of the credit facility require the Company to comply with certain financial ratios. On July 17, 2003, the Company increased its credit facility to $2,500,000 on the same terms and conditions

On July 17, 2003, the Company increased by $1,000,000 to $6,750,000 ATMS's credit facility from a major Canadian financial institution to provide vault cash for automated teller machines. As security for the credit facility, ATMS has provided a $8,100,000 moveable hypothec on all of its assets. The terms of the banking agreement require ATMS to comply with certain covenants.

Note 4 - Private placement
On June 16, 2003, the Company agreed to a US$2,187,900 private placement financing consisting of 243,100 common shares at US$9.00 per common share. The net proceeds of the financing was used to reduce debt taken on in its recent acquisition of the remaining 50% of ATMS and to support the Company's acquisition strategy.